Shareholder Meeting Results
 (Unaudited)

May 15, 2007 Meeting

A proposal to approve a new management contract for the fund was approved as follows:

Votes for	Votes against 	Abstentions


5,320,069			  207,516		               364,407


All tabulations are rounded to the nearest whole number.